

June 2, 2015

<u>Via E-Mail</u>
Gerald McGuire
Chief Financial Officer
Cocrystal Pharma, Inc.
19805 North Creek Parkway
Bothell, Washington 98011

      Re: Cocrystal Pharma, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed May 20, 2015
             File No. 000-55158

Dear Mr. McGuire:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Daniel Greenspan for

                                  Jeffrey P. Riedler
                                  Assistant Director

cc: <u>Via E-Mail</u>
        Michael D. Harris, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.